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EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant") and to the use of our name in the Registrant's Annual Information Form dated March 12, 2010 for the year ended December 31, 2009 which document makes reference to our firm and our report dated January 25, 2010, evaluating the Registrant's contingent and prospective bitumen resources effective December 31, 2009.

Calgary, Alberta, Canada March 12, 2010	GLJ PETROLEUM CONSULTANTS LTD.
/s/ DANA B. LAUSTSEN Dana B. Laustsen, P. Eng. Executive Vice-President

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  EXHIBIT 99.6
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS